Exhibit 99.1

Borr Drilling Limited – Pricing and Increased Size of Equity Offering

Hamilton, Bermuda, 22 January 2021

Reference is made to Borr Drilling Limited’s (“Borr Drilling” or the “Company”) (NYSE and OSE: “BORR”) stock exchange release on 21 January 2021, and the contemplated equity offering of USD 40 million in new depository receipts.

Borr Drilling is pleased to announce that the board of directors of the Company (the “Board”) has, due to very high demand, increased the size of the offering to  USD 46 million, and approved the subscription and allocation of a total of 54,117,647 in new depository receipts (the “Offer Shares”), representing the beneficial interests in the same number of the Company’s underlying common shares, each at a subscription price of USD 0.85 per Offer Share (equivalent to NOK 7.1655 per Offer Share), raising gross proceeds of USD 46 million.

Following issuance of the Offer Shares, the Company’s outstanding and issued share capital will increase by USD 2,705,882.35 to USD 13,721,817.55, divided into 274,436,351 common shares, each with a nominal value of USD 0.05 per share. The Board has resolved not to conduct any subsequent offering.

The date for settlement of the Offer Shares is expected to be on or about 26 January 2021, following publication of a prospectus approved by the Financial Supervisory Authority of Norway relating to the listing of the Offer Shares. The Offer Shares will be listed on the Oslo Stock Exchange (“OSE”) upon delivery. No Offer Shares will be offered or sold in transactions on the NYSE.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.